RESIDENT PARTNERS
Lee Edwards
Alan D. Seem
Admitted in New York

Writer’s Email Address: Alan.Seem@shearman.com	October 21, 2008
Writer’s Direct Number:
+86.10.5922.8002
VIA EDGAR AND FACSIMILE
Ms. Beverly A. Singleton, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561
Tel: +1.202.551.3328
Fax: +1.202.772.9202

Re:	Brilliance China Automotive Holdings Limited Form 20-F for Fiscal Year Ended December 31, 2007 Filed June 27, 2008 Response to Staff Supplemental Comment Letter Dated October 14, 2008 File No. 1-11412
Dear Ms. Singleton:
     Brilliance China Automotive Holdings Limited (the “Company”) has requested us to respond on its behalf to the Staff’s supplemental comment letter, dated October 14, 2008, with respect to the Company’s response letter dated September 29, 2008 regarding the Form 20-F for the fiscal year ended December 31, 2007 (“Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2008.
     The Company’s response to the Staff’s comment is set forth below. The numbered paragraph below corresponds to the numbered paragraph of the Staff’s comment letter, which has been retyped herein in bold for your ease of reference.

Form 20-F (Fiscal Year Ended December 31, 2007)
Note 13. Interests in Associated Companies and Jointly Controlled Entities, page F-32
1.	We have reviewed your response to our prior comment 9. Based upon your computations included in Annex B of your supplemental response letter dated September 29, 2008 we note that BMW Brilliance met the significance test at the 99% level for the income test for the fiscal year ended 2007. As such, notwithstanding the reasons you provide for why the ‘exceptionally high percentage for 2007’ is indicated and ‘distorts the significance of the financial effect of BMW Brilliance on the consolidated financial statements as a whole,’ separate financial statements of BMW Brilliance are required for the same number of periods as that provided for the Company. In this regard, audited financial statements are required for the year ended December 31, 2007 (i.e., the year in which the income test was met), and audited or unaudited financial statements may be provided for the years ended December 31, 2006 and 2005. We refer you to Rule 3-09 of Regulation S-X. In this regard please note that income averaging may not be applied in this case because a loss has been reported in the latest fiscal year. Please amend the filing accordingly to include these equity method financial statements.
The Company will include the required financial statements of BMW Brilliance in an amendment to the Form 20-F as soon as possible.
* * * *
     Also enclosed herein as Annex A is the written acknowledgment from the Company requested by the Staff. Please direct any questions concerning this letter to the undersigned at +86.10.5922.8002 (office) or +86.1391.012.7951 (mobile), by fax at +86.10.6563.6002 or by email to alan.seem@shearman.com, or Mr. Daniel Lin of Grant Thornton, the independent auditors of the Company, at +852 2218 3254.

Very truly yours,
/s/ Alan Seem
Alan Seem

Annex A — Written Acknowledgment

cc:	Margery E. Reich, Senior Staff Accountant David R. Humphrey, Branch Chief Securities and Exchange Commission

Mr Wu Xiao An — Chairman Ms Lisa Ng — Senior Vice President Brilliance China Automotive Holdings Limited

Daniel Lin Calvin Chiu Grant Thornton

Annex A
Statement of Brilliance China Automotive Holdings Limited
     The undersigned, on behalf of Brilliance China Automotive Holdings Limited (the “Company”), hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Wu Xiao An
	Name:	Wu Xiao An
	Title:	Chairman

	By:	/s/ Qi Yumin
		Name:	Qi Yumin
		Title:	Chief Executive Officer

Date: October 21, 2008